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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2000.

                                CNH GLOBAL N.V.

                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                              TOWER B, 10TH FLOOR
                               AMSTERDAM AIRPORT
                                THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F    X     Form 40-F
                -------            -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes          No    X
         --------     -------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         .)
                                                  --------


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                      [CNH LOGO]





                      NEWS RELEASE

                      For Immediate Release

                      CNH RECEIVES APPROVAL FOR DIVESTITURE
                      OF FERMEC CONSTRUCTION EQUIPMENT BUSINESS



            For more Racine, Wisconsin July 6, 2000 - CNH Global (N:CNH) information contact: announced today that the European Commission has approved the sale of its Fermec Holdings Limited construction William B. Masterson equipment business to EarthForce Holdings Limited. CNH
     01 262 636 5793  agreed to divest Fermec as part of the conditions under which the European Commission approved the merger of Case Corporation and New Holland.

                      Under the sale agreement, EarthForce is purchasing the Manchester, England, plant, and the Fermec loader/backhoe and industrial tractor product lines. Fermec products will continue to be marketed through existing dealer and distributor outlets in Europe, North America, Latin America and Australia.

                      CNH will retain its manufacturing and marketing rights for mini-excavators that were licensed to the company by Kobelco. The Manchester plant will continue to make those models, which will be sold under the Case brand, under an exclusive supply agreement for CNH. In addition, CNH negotiated a non-exclusive supply agreement for four-wheel-steer loader backhoes that also will be sold as part of the Case line of construction equipment. CNH will discontinue supply of skid steer loaders from its Wichita, Kansas, facility for the Fermec line.

                      To date, CNH has nearly completed nearly all of its divestiture requirements set forth by the European Commission and U.S. Department of Justice. The company continues to pursue divestiture of its Case IH CX and MXc tractors lines and Doncaster, England, plant.

                      With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (earth-moving equipment), New Holland, New Holland Construction, O&K and Steyr.




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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CNH Global N.V.



                                         By: /s/ Kevin J. Hallagan
                                            -------------------------------
                                               Kevin J. Hallagan
                                               Vice President, Associate General
                                               Counsel and Assistant Secretary





July 12, 2000